REXAM

03 SEP -4 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA



03029809

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

26 August 2003

FILE NO. 82-3

SUPPL

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Assistant Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM

FILE 82-3

REXAM

PRESS RELEASE

Rexam to divest medical flexible packaging business

Rexam PLC, the global consumer packaging company, announces that it has reached agreement to sell its Healthcare Flexibles Sector for a consideration of £135m, subject to net asset and other adjustments, to Amcor Ltd, the Australian company which has a leading global presence in flexible packaging.

Rexam Healthcare Flexibles is a leading player in its market. It manufactures a range of flexible packaging for healthcare markets and employs just over 1,000 people at 10 factories worldwide. In 2002 it had an operating profit of £11m on sales of £163m, and at 31 December 2002 had net operating assets of £73m.

The sale proceeds will be used by Rexam to further reduce borrowings.

The sale is subject to regulatory clearance.

Commenting on the divestment, Rolf Börjesson, Rexam's Chief Executive said: "Rexam remains strongly committed to the healthcare and pharmaceutical segments as witnessed by the recent acquisition of Risdon Pharma and intends to continue to expand in this area. However, the healthcare flexibles business, our only business in flexible packaging, has found a more appropriate home in a group specifically focused on the flexible packaging industry."

21 August 2003

Enquiries

Rolf Börjesson, Chief Executive	020 7227 4100
Graham Chipchase, Finance Director	
Per Erlandsson, Director Corporate Communications	

Financial Dynamics

Richard Mountain	020 7269 7291

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London